
SEC MAIL PROCESSING
RECEIVED
MAR 3 0 2007
WASH., D.C. 209 SECTION


07006639

SECU[...]ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46861

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/05 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: South Group Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

104 South Main Street
(No. and Street)

Greenville (City) SC (State) 29601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen R. Wilcox 860-434-4399
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price Waterhouse Coopers
(Name – *if individual, state last, first, middle name*)

214 North Tryon Street, Suite 3600 Charlotte, NC 28202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 17 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen R. Wilcox, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of South Group Investment Services, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAREN C. POMPEA
NOTARY PUBLIC
MY COMMISSION EXPIRES OCT. 31, 2010

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



South Group Investment Services and Predecessor

(an indirect wholly-owned subsidiary of The South Financial Group, Inc.)
Financial Statements and Supplemental Information
Pursuant to SEC Rule 17a-5
Year Ended December 31, 2006 and Three-months Ended December 31, 2005

South Group Investment Services and Predecessor

(an indirect wholly-owned subsidiary of The South Financial Group, Inc.)

Contents



PricewaterhouseCoopers LLP
214 N. Tryon Street
Ste 3600
Charlotte NC 28202
Telephone (704) 344 7500
Facsimile (704) 344 4100

Report of Independent Accountants

To the Board of Directors and Shareholder of
South Group Investment Services, Inc:

In our opinion, the accompanying statements of financial condition and the related statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of South Group Investment Services, Inc. (the "Company") at December 31, 2006 and 2005, and the results of its operations and its cash flows for the year ended December 31, 2006 and for the three-months ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in Schedules I and II are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

March 29, 2007

South Group Investment Services, Inc. and Predecessor
(an indirect wholly-owned subsidiary of The South Financial Group, Inc.)
Statements of Financial Condition
December 31, 2006 and 2005

	South Group Investment Services, Inc. December 31, 2006	Predecessor December 31, 2005
Assets		
Cash	$ 30,310	$ 8,023
Indefinite-lived intangibles	60,000	-
Other assets	-	2,908
Goodwill	15,207	-
Total assets	$ 105,517	$ 10,931
Liabilities		
Intercompany payable to Carolina First Bank	$ 443	$ -
Accrued expenses	10,564	2,558
Deferred tax liability	22,800	-
Total liabilities	$ 33,807	$ 2,558
Stockholders' Equity		
Stockholders' equity		
Contributed equity	$ 85,000	$ 744,718
Accumulated deficit	(13,290)	(736,345)
Total stockholders' equity	71,710	8,373
Total liabilities and stockholders' equity	$ 105,517	$ 10,931

The accompanying notes are an integral part of these financial statements

South Group Investment Services, Inc. and Predecessor
(an indirect wholly-owned subsidiary of The South Financial Group, Inc.)
Statements of Operations
December 31, 2006 and 2005

	South Group Investment Services, Inc. April 12 through December 31, 2006	Predecessor January 1 through April 11, 2006	Predecessor 3 months ended December 31, 2005
Revenues			
Reimbursements from Carolina First Bank	$ -	$ 8,904	$ -
Interest income	47	58	52
Total revenues	47	8,962	52
Expenses			
Professional fees	6,000	5,192	2,000
Rent	2,800	1,400	1,345
Regulatory and filing fees	2,652	823	-
Telephone/facsimile	246	514	268
Travel and entertainment	-	604	-
Insurance	854	266	808
Miscellaneous	755	274	138
Postage	-	363	-
Office supplies	30	205	104
State taxes	-	-	500
Bank charges	-	-	20
Total expenses	13,337	9,641	5,183
Loss before income taxes	(13,290)	(679)	(5,131)
Income tax expense (benefit)	-	-	-
Net loss	$ (13,290)	$ (679)	$ (5,131)

The accompanying notes are an integral part of these financial statements

South Group Investment Services, Inc. and Predecessor
(an indirect wholly-owned subsidiary of The South Financial Group, Inc.)
Statements of Stockholders' Equity
December 31, 2006 and 2005

	Contributed Equity	Accumulated Deficit	Total
Predecessor:			
Stockholders' equity - October 1, 2005	$ 742,944	$ (731,214)	$ 11,730
Contibuted capital	1,774	-	1,774
Net (loss)	-	(5,131)	(5,131)
Stockholders's equity - December 31, 2005	744,718	(736,345)	8,373
Net (loss) (January 1, 2006 through April 11, 2006)	-	(679)	(679)
Stockholders's equity - April 11, 2006	744,718	(737,024)	7,694
South Group Investment Services, Inc:			
Purchase of Predecessor by Carolina First Bank	(744,718)	737,024	(7,694)
Aggregate purchase price of Predecessor	60,000	-	60,000
Contibuted capital from Carolina First Bank	25,000	-	25,000
Net (loss)	-	(13,290)	(13,290)
Stockholders' equity - December 31, 2006	$ 85,000	$ (13,290)	$ 71,710

The accompanying notes are an integral part of these financial statements

South Group Investment Services, Inc. and Predecessor
(an indirect wholly-owned subsidiary of The South Financial Group, Inc.)
Statements of Cash Flows
December 31, 2006 and 2005

	South Group Investment Services, Inc. April 12 through December 31, 2006	Predecessor January 1 through April 11, 2006	Predecessor 3 months ended December 31, 2005
Cash flows from operating activities			
Net (loss)	$ (13,290)	$ (679)	$ (5,131)
Adjustments to reconcile net (loss) to net cash (used in) by operating activities			
Changes in operating assets and liabilities			
Other assets	1,868	1,040	(2,018)
Intercompany payable to Carolina First Bank	443	-	-
Accrued expenses	6,563	1,342	(7,325)
Net cash (used in) by operating activities	(4,416)	1,703	(14,474)
Cash flows from investing activities			
Acquistion of Kelton International, Inc., net of cash assumed	9,726	-	-
Net cash provided by investing activities	9,726	-	-
Cash flows from financing activities			
Contributed capital from investor	-	-	1,774
Contributed capital from Carolina First Bank	25,000	-	-
Net cash provided by financing activities	25,000	-	1,774
Net increase (decrease) in cash	30,310	1,703	(12,700)
Cash at beginning of period	-	8,023	20,723
Cash at end of period	$ 30,310	$ 9,726	$ 8,023
Significant non-cash investing and financing activities:			
Fair value of net liabilities assumed at acquisition	$ 15,207	$ -	$ -

The accompanying notes are an integral part of these financial statements

1. Organization and accounting policies

South Group Investment Services, Inc (the "Company"), is a wholly owned subsidiary of Carolina First Bank, which is a wholly owned subsidiary of The South Financial Group, Inc ("Parent"). The Company is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company, formally known as Kelton International, Inc, was formed on July 1, 1998. The Company changed its name to South Group Investment Services, Inc on April 12, 2006. In addition, in 2005 the Company changed its fiscal year end from September 30 to December 31.

The Company earns fee income for consulting, advisory and brokerage services. There has been no significant activity as a result of the pending development and staffing for a new and expanded business plan and membership agreement which will be submitted to the NASD for their approval.

On April 12, 2006, the Parent acquired the stock of Kelton International, Inc. ("Predecessor"). The total purchase price of $160,200 was allocated primarily to current asset and certain indefinite lived intangible assets and goodwill. In recording the $160,200 of the purchase price, the Parent pushed down $60,000 to the books and records of the Company. The allocation was based on the relative fair value of the broker licenses.

The allocation of the purchase price is summarized below:

Cash consideration	$	60,000
Assumed Liabilities		26,800
Total	$	86,800
Allocation of Purchase Price:		
Cash	$	9,726
Other assets		1,867
Intangible assets - broker licenses		60,000
Goodwill		15,207

2. Summary of Significant Accounting Policies

The accounting and reporting policies of the Company are in accordance with generally accepted accounting principles and conform to the rules and regulations of the SEC and the NASD for registered brokers and dealers. Accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates. The more significant of these policies used in preparing the Company's financial statements are described below.

Cash and Cash Equivalents
Cash and cash equivalents include cash, which is held in a non-interest bearing demand deposit account of the Parent.

3. Goodwill and Other Intangibles

Indefinite-lived intangible assets acquired in purchase transactions are recorded at fair value at the date of acquisition. Intangible assets are evaluated for impairment in accordance with SFAS No. 142 "Goodwill and Other Intangible Assets" (SFAS 142). An impairment loss will be recognized if the carrying amount of the intangible asset and goodwill is not recoverable and exceeds fair value. The carrying amount of an intangible is considered not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use of the asset. The carrying amount of the goodwill is considered not recoverable if it exceeds its fair value. If the carrying amount exceeds its fair value, the potential for

impairment exists, and a second step of impairment testing is required. In the second step, the implied fair value of the reporting unit's goodwill is determined by allocating the reporting unit's fair value to all of its assets (recognized and unrecognized) and liabilities as if the reporting unit had been acquired in a business combination at the date of the impairment test. If the implied fair value of reporting unit goodwill is lower than its carrying amount, goodwill is impaired and is written down to its fair value.

4. Income taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying value of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the related temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

		December 31, 2006
Deferred tax assets (liabilities)		
Net operating loss carryforwards	$	245,000
Total deferred tax asset		245,000
Valuation allowance		(245,000)
Total deferred tax assets	$	-
Indefinite lived intangible		(22,800)
Total deferred tax liability	$	(22,800)

The Company has available deferred income tax benefits which principally results from unutilized net operating loss carryforwards for tax purposes. At December 31, 2006, the Company has available operating loss carryforwards of approximately $700,000 which expire during the years 2015 through 2026. A valuation allowance of approximately $245,000 at December 31, 2006 has been applied representing the total deferred tax asset resulting from such carryforward losses. Net operating losses are limited by Section 382 of the Internal Revenue Code.

5. Net capital requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires that net capital, as defined, shall be the greater of $5,000 or one fifteenth (6-2/3%) of aggregate indebtedness. At December 31, 2006, the Company had net negative capital of $3,497, which is not within the requirement of the minimum net requirements. On March 29, 2007, the Parent contributed $25,000 of additional capital.

6. Related party transactions

The Company has a non-interest bearing deposit at the Parent. The net payable to related parties totaled $443 and $0 at December 31, 2006 and 2005, respectively. This payable represents amounts owed to the bank for expenses incurred and paid on behalf of the Company. The Parent has engaged a consultant to perform certain duties on behalf of the Company, in particular, to act as its President as CEO and to represent the Company in its dealings with the NASD. This agreement is at will and can be terminated at any time by either party.

South Group Investment Services, Inc. and Predecessor
(an indirect wholly-owned subsidiary of The South Financial Group, Inc.)
Computation of Net Capital for Brokers and Dealers
Pursuant to Rule 15c-1 Under the Securities Exchange Act of 1934
December 31, 2006

Schedule I

	December 31, 2006
Net capital- stockholders' equity	$ 71,710
Deductions and/or charges	
Nonallowable assets	
Intangibles	60,000
Goodwill	15,207
Total nonallowable assets	75,207
Net capital	$ (3,497)
Computation of aggregate indebtedness	
Total liabilities from the statement of financial condition	$ 11,007
Computation of basic net capital requirements	
Minimum net capital required pursuant to SEC Rule 15c3-1(a)(2)(vi)	$ 5,000
Capital deficit of minimum requirements	$ (8,497)

Reconciliation with Company's Computation Included in Part IIA of Form X-17A-5 as of December 31, 2006:

Net Capital as reported in Company's Part IIA (unaudited) FOCUS Report	$ 29,517
Miscellaneous audit adjustments	(33,014)
Net Capital, as adjusted	$ (3,497)

South Group Investment Services, Inc. and Predecessor **Schedule II**
(an indirect wholly-owned subsidiary of The South Financial Group, Inc.)
Computation for Determination of Reserve Requirements
For Brokers and Dealers Pursuant to Rule 15c3-3
Under the Securities Exchange Act of 1934
December 31, 2006

EXEMPTION UNDER SECTION (k)(2)(ii) IS CLAIMED:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule



PricewaterhouseCoopers LLP
214 N. Tryon Street
Ste 3600
Charlotte NC 28202
Telephone (704) 344 7500
Facsimile (704) 344 4100

To the Board of Directors and Shareholder of
South Group Investment Services, Inc:

In planning and performing our audit of the financial statements of South Group Investment Services, Inc. (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods

is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be material weaknesses, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audits of the financial statements of the Company as of and for the year ended December 31, 2006, and this report does not affect our report thereon dated March 28, 2007. The Company did not maintain effective controls over the classification of certain amounts within the FOCUS report. Specifically, the Company did not properly classify amounts related to certain liabilities and other assets as required by Rule 15c3-1 of the Securities and Exchange Commission. This control deficiency resulted in the amendment of the Company's December 31, 2006 FOCUS reports. In addition, this control deficiency could result in a misstatement of the FOCUS reports that would cause a material misstatement of the net capital that would not be prevented or detected. Accordingly, we have concluded that this control deficiency constitutes a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives except for the material weakness described in the previous paragraph.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 29, 2007


END